
August 27, 2025

Yunlei Wang
Chief Executive Officer
Youlife Group Inc.
Room C431, Changjiang Software Park
No.180 South Changjiang Road
Baoshan District, Shanghai 201900, China

> **Re: Youlife Group Inc.**
> **Registration Statement on Form F-1**
> **Filed August 11, 2025**
> **File No. 333-289480**

Dear Yunlei Wang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: K. Ronnie Li